

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

Melanie Cibik
Senior Vice President and General Counsel
Teledyne Technologies Incorporated
1049 Camino Dos Rios
Thousand Oaks, California 91360

> **Re: Teledyne Technologies Incorporated**
> **Registration Statement on Form S-4**
> **Filed March 4, 2021**
> **File No. 333-253859**

Dear Ms. Cibik:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Hannah Frank